The principal investment strategies for Fidelity Tax-Free Cash Central Fund have been modified as follows (new text is underlined; deleted text is struck-through):

In buying and selling securities for the fund, the Adviser complies with industry-standard regulatory requirements for money market funds regarding the quality, maturity, liquidity, and diversification of the fund's investments.  ~~The Adviser stresses maintaining a stable $1.00 share price, liquidity, and income~~  Although the fund is a money market fund, it will price and transact at a "floating" NAV that will fluctuate based on changes in the value of the fund's investments .